Exhibit 10.2

May 8, 2015
David Lyle
______________________
______________________

Dear David:
Maxwell Technologies, Inc. (the “Company”) is pleased to offer you employment on the following terms:
1.Position. Your title and position with the Company will be Senior Vice President, Chief Financial Officer, Treasurer and Secretary and you will report directly to the Company’s Chief Executive Officer. This is a full-time position and your place of employment will be at our headquarters in San Diego. Your start date will be no later than May 18, 2015 or such other mutually agreeable date that may be determined by you and the Company; provided, however, in no event shall your start date be earlier than such time as your employment with your current employer is involuntarily terminated without cause or voluntarily terminated by you for good reason (the “Start Date”). While you render services to the Company, you will not engage in any other employment, consulting or other business activity (whether full-time or part-time) that would create a conflict of interest with the Company. By signing this letter agreement, you confirm to the Company that you have no contractual commitments or other legal obligations that would prohibit you from performing your duties for the Company.
2.Salary. The Company will pay you a starting salary at the rate of $375,000 per year (“Base Salary”), payable in accordance with the Company’s standard payroll schedule. This salary will be subject to adjustment pursuant to the Company’s employee compensation policies in effect from time to time.
3.Bonus. You will be eligible for an incentive bonus for each fiscal year of the Company. The bonus (if any) will be awarded based on objective or subjective criteria established and approved by the Compensation Committee of the Board (the “Committee”). You will have an opportunity to provide your input to the Board and/or Committee with regard to the selection of such criteria, which will be established within a reasonable time period following the first day of the applicable bonus period. Your target bonus (“Target Bonus”) will be equal to 60% of your Base Salary as in effect on the last day of each fiscal year. Any bonus for the fiscal year in which your employment begins will be prorated, based on the number of days that you were employed by the Company during the fiscal year. The bonus for each fiscal year will be paid after the Company’s books for that year have been closed and will be paid only if you are employed by the Company at the time of payment. The determinations of the Board or its Compensation Committee with respect to your bonus will be final and binding.
4.Employee Benefits. As an executive officer of the Company, you will be eligible to participate in a number of Company-sponsored benefits. In addition, you will be entitled to paid vacation in accordance with the Company’s vacation policy, as in effect from time to time. Finally, you will be provided with an automobile allowance of $16,000 per year.
5.Initial Equity-Based Awards. Subject to the approval of the Compensation Committee of the Board, you will be granted a series of equity-based awards outside the terms of any equity incentive plan of the Company, as a material inducement to your acceptance of employment with the Company, subject to the terms of the applicable award agreements, as follows:

(a)An option to purchase that number of shares of Stock with a grant date fair value of $105,000, with the number of shares determined by using the Black-Scholes option pricing model employed by the Company to estimate the fair value of stock option grants for financial reporting purposes (the “Option Award”). The exercise price per share of the Option Award will be equal to the closing sales price of the Stock as reported on the Nasdaq Global Market on the date of grant. The Option Award will vest in a series of four successive equal annual installments over each additional year of your continued employment measured from the Start Date, subject to acceleration upon your death or Disability or pursuant to Sections 7(b) and 7(c) below.
(b)A number of restricted stock units determined as the quotient obtained by dividing (i) $305,000, by (ii) the Average Closing Price (the “Service Award”). The Service Award will vest in a series of four successive equal annual installments over each additional year of your continued employment measured from the Start Date, subject to acceleration upon your death or Disability or pursuant to Sections 7(b) and 7(c) below.
(c)A number of performance restricted stock units determined as the quotient obtained by dividing (i) $140,000, by (ii) the Average Closing Price (the “Performance Award”). The Performance Award will be granted as part of the Company’s annual equity incentive awards for executive officers in 2015, and will vest based on the achievement of certain performance milestones established by the Committee (which have historically included revenue, net income and other similar financial metrics), provided that you remain employed through the applicable performance period, but subject to acceleration pursuant to Section 7(c) below.
6.Accrued Payments Upon Termination. If your employment with the Company terminates for any reason, then except as otherwise set forth in Section 7 below, (a) all vesting will cease immediately with respect to your then-outstanding Equity Awards and (b) the only amounts payable to you by the Company will be (i) any unpaid Base Salary due for periods prior to the date of termination of your employment and (ii) any accrued but unused vacation through such termination date. Such payments, if any, will be made promptly upon termination and within the period of time mandated by law.
7.Severance Benefits.
(a)General. If you are subject to an Involuntary Termination, then you may qualify for the benefits described in this Section 7. However, you will not qualify for any of the benefits described in this Section 7 unless you have (i) returned all Company property in your possession, (ii) resigned as a member of the Board and of the boards of directors of all of the Company’s subsidiaries, to the extent applicable, and (iii) executed a general release of all claims that you may have against the Company or persons affiliated with the Company in a form attached hereto as Exhibit A (the “Release”). You must execute and return the Release on or before the date specified by the Company in the Release (the “Release Deadline”). The Release Deadline will in no event be later than fifty (50) days after your Separation. If you fail to return the Release on or before the Release Deadline, or if you revoke the Release, then you will not qualify for the benefits described in this Section 7.
(b)Termination Not in Connection With Change in Control. Subject to the requirements set forth in Section 7(a) above, if you experience a Termination Without Cause either more than thirty (30) days prior to a Change in Control or more than eighteen (18) months after a Change in Control, then you will be entitled to the following:
1.Cash Severance. The Company will pay you an amount equal to the sum of your Base Salary and your Target Bonus (at 100% of target), payable in equal monthly installments for a period beginning on the day after your Separation and ending on the date twelve (12) months after your Separation. Your Base Salary and Target Bonus will be paid at the rate in effect at the time of your Separation and in accordance with the Company’s standard payroll procedures. Subject to the

Company’s having first received an effective Release pursuant to Section 7(a) above, these cash severance payments will commence within sixty (60) days after your Separation and, once they commence, will include any unpaid amounts accrued from the date of your Separation. However, if the sixty (60)-day period described in the preceding sentence spans two calendar years, then the payments will in any event begin in the second calendar year.
2.Medical Benefits. If you elect to continue your health insurance coverage under COBRA following the termination of your employment, then the Company will pay the same portion of your monthly premium under COBRA as it pays for active employees until the earliest of (a) the close of the twelve (12)-month period following the termination of your employment (the “COBRA Period”), (b) the expiration of your continuation coverage under COBRA or (c) the date when you become eligible for substantially equivalent health insurance coverage in connection with new employment or self-employment. Notwithstanding the foregoing, if the Company determines in its sole discretion that it cannot provide the foregoing subsidy of COBRA coverage without potentially violating or causing the Company to incur additional expense as a result of noncompliance with applicable law (including, without limitation, Section 2716 of the Public Health Service Act), the Company instead will pay you a taxable monthly payment in an amount equal to the monthly COBRA premium that you would be required to pay to continue the group health coverage in effect on the date of your Separation for you and your dependents pursuant to the Company’s health insurance plans in which you or your dependents were participants as of the day of your Separation (which amount shall be based on the premium for the first month of COBRA coverage), which payments shall be made regardless of whether you elect COBRA continuation coverage, shall commence on the later of (i) the first day of the month following sixty (60) days after your Separation, provided, if such sixty (60)-day period spans two years, then the payments will commence in the second calendar year, and (ii) the effective date of the Company’s determination of violation of applicable law, and shall end on the earliest of (x) the effective date on which you become covered by a medical, dental or vision insurance plan of a subsequent employer, and (y) the last day of the COBRA Period. You will have no right to an additional gross-up payment to account for the fact that such COBRA premium amounts are paid on an after-tax basis.
3.Pro Rata Equity Acceleration. If a Termination Without Cause occurs more than one year after your Start Date, you will vest in a total number of shares or units subject to the Option Award and the Service Award equal to the product of (x) the total number of shares or units subject to the Option Award or Service Award, as applicable, and (y) the quotient obtained by dividing (i) the number of whole months between the Start Date and the date of the Termination Without Cause, by (ii) forty-eight (48); provided, however, that in the event acceleration of the settlement or distribution date of the Service Award would result in additional taxes and penalties under Section 409A of the Code, then the vesting of the Service Award shall accelerate but settlement or distribution of shares (or cash, if applicable) shall occur on the date(s) specified in the agreement governing the Service Award.
(c)Termination in Connection With Change in Control. Subject to the requirements set forth in Section 7(a) above, if you experience an Involuntary Termination either within thirty (30) days prior to Change in Control or within eighteen (18) months after a Change in Control, then you will be entitled to the following:
1.Cash Severance. The Company will pay you a lump sum equal to the sum of your Base Salary and Target Bonus (at 100% of target), at the rate in effect at the time of your Separation. Subject to the Company’s having first received an effective Release pursuant to Section 7(a) above, such payment will be made within sixty (60) days after your Separation; however, if such sixty (60)-

day period spans two calendar years, then the payment will be made in the second calendar year. Your Base Salary and Target Bonus will be paid at the rate in effect at the time of your Separation.
2.Medical Benefits. If you elect to continue your health insurance coverage under COBRA following the termination of your employment, then the Company will pay the same portion of your monthly premium under COBRA as it pays for active employees until the earliest of (a) the close of the twelve (12)-month period following the termination of your employment (the “COBRA Period”), (b) the expiration of your continuation coverage under COBRA or (c) the date when you become eligible for substantially equivalent health insurance coverage in connection with new employment or self-employment. Notwithstanding the foregoing, if the Company determines in its sole discretion that it cannot provide the foregoing subsidy of COBRA coverage without potentially violating or causing the Company to incur additional expense as a result of noncompliance with applicable law (including, without limitation, Section 2716 of the Public Health Service Act), the Company instead will pay you a taxable monthly payment in an amount equal to the monthly COBRA premium that you would be required to pay to continue the group health coverage in effect on the date of your Separation for you and your dependents pursuant to the Company’s health insurance plans in which you or your dependents were participants as of the day of your Separation (which amount shall be based on the premium for the first month of COBRA coverage), which payments shall be made regardless of whether you elect COBRA continuation coverage, shall commence on the later of (i) the first day of the month following sixty (60) days after your Separation, provided, if such sixty (60)-day period spans two years, then the payments will commence in the second calendar year, and (ii) the effective date of the Company’s determination of violation of applicable law, and shall end on the earliest of (x) the effective date on which you become covered by a medical, dental or vision insurance plan of a subsequent employer, and (y) the last day of the COBRA Period. You will have no right to an additional gross-up payment to account for the fact that such COBRA premium amounts are paid on an after-tax basis.
3.Equity Acceleration. You will receive full service-based vesting credit and deemed attainment at target of all performance-based vesting milestones under all of your then-outstanding Equity Awards; provided, however, that in the event acceleration of the settlement or distribution date of an award would result in additional taxes and penalties under Section 409A of the Code, then the vesting of such award shall accelerate but settlement or distribution of award shares (or cash, if applicable) shall occur on the date(s) specified in the agreement governing the award.
8.Limitation on Payments.
(a)Scope of Limitation. This Section 8 will apply only if the accounting firm serving as the Company’s independent public accountants immediately prior to a Change in Control (the “Accounting Firm”) determines that the after-tax value of all Payments (as defined below) to you, taking into account the effect of all federal, state and local income taxes, employment taxes and excise taxes applicable to you (including the excise tax under Section 4999 of the Code), will be greater after the application of this Section 8 than it was before the application of this Section 8. If this Section 8 applies, it will supersede any contrary provision of this letter agreement. For purposes of this Section 8, the term “Company” will also include affiliated corporations to the extent determined by the Accounting Firm in accordance with Section 280G(d)(5) of the Code.
(b)Basic Rule. In the event that the Accounting Firm determines that any payment or transfer by the Company to or for your benefit (a “Payment”) would be nondeductible by the Company for federal income tax purposes because of the provisions concerning “excess parachute payments” in Section 280G of the Code and pursuant to the Treasury regulations thereunder, then provided that Subsection (a) results in applicable of this Section 8, the aggregate present value of all Payments will be reduced (but not below zero) to the Reduced Amount. For purposes of this Section 8, the “Reduced Amount” will be the amount, expressed as a present value, which maximizes the aggregate present value of the Payments without causing any Payment to be nondeductible by the Company because of Section 280G of the Code.
(c)Reduction of Payments. If the Accounting Firm determines that any Payment would be nondeductible by the Company because of Section 280G of the Code, and if none of the Payments is subject to Section 409A of the Code, then the reduction will occur in the manner you elect in writing prior to the date of payment; provided, however, that if the manner elected by you pursuant to this sentence could in the opinion of the Company result in any of the Payments becoming subject to Section 409A of the Code, then the following sentence will instead apply. If any Payment is subject to Section 409A of the Code, or if you fail to elect an order under the preceding sentence, then the reduction will occur in the following order: (i) cancellation of acceleration of vesting of any Equity Awards for which the exercise price (if any) exceeds the then-fair market value of the underlying Stock; (ii) reduction of cash payments (with such reduction being applied to the payments in the reverse order in which they would otherwise be made (that is, later payments will be reduced before earlier payments)); and (iii) cancellation of acceleration of vesting of Equity Awards not covered under (i) above; provided, however, that in the event that acceleration of vesting of Equity Awards is to be cancelled, such acceleration of vesting will be cancelled in the reverse order of the date of grant of such Equity Awards (that is, later Equity Awards will be canceled before earlier Equity Awards).
(d)Fees of Accounting Firm and Required Data. The Company will pay all fees, expenses and other costs associated with retaining the Accounting Firm for the purposes described in this Section 8. You and the Company will provide to the Accounting Firm all data in the Company’s possession or under its control that the Accounting Firm reasonably requires for the purposes described in this Section 8.
9.Further Obligations to the Company.
(a)General. You acknowledge your obligations under, and agree to comply with, all applicable laws and all Company policies in effect at all times and from time to time during your employment with the Company. You further acknowledge and agree that such applicable laws or policies may relate to the general terms of your employment with the Company or to a specific component of your compensation. By way of example, such applicable laws or policies may include any Company recoupment or clawback policy, insider trading policy or code(s) of conduct or other policies adopted under, pursuant to or in light of, or requirements imposed by, the Sarbanes-Oxley Act of 2002 or the Dodd-Frank Wall Street Reform and Consumer Protection Act.
(b)Proprietary Information and Inventions Agreement. As an employee of the Company, it is likely that you will become knowledgeable about confidential and/or proprietary information related to the operations, products and services of the Company and its clients. Similarly, you may have confidential or proprietary information from prior employers that should not be used or disclosed to anyone at the Company. Accordingly, on or prior to the commencement of your employment, you will be required to read, complete and sign the Company’s standard Proprietary Information and Inventions Agreement, a copy of which is attached hereto as Exhibit B, and return it to the Company. In addition, the Company requests that you comply with any existing and/or continuing contractual obligations that you may have with any former employers. By signing this letter agreement, you represent that your employment with the Company will not breach any agreement you have with any third party.
(c)Code of Business Conduct. On or prior to the commencement of your employment, you will be required to read and sign the Company’s Code of Business Conduct, a copy of which is attached hereto as Exhibit C, and return it to the Company. By signing this letter agreement, you agree to comply with the Company’s Code of Business Conduct during the term of your employment with the Company.
10.Employment Relationship. Employment with the Company is for no specific period of time. Your employment with the Company will be “at will,” meaning that either you or the Company may terminate your employment at any time and for any reason, with or without cause. Any contrary representations that may have been made to you are superseded by this letter agreement. This is the full and complete agreement between you and the Company on this term. Although your job duties, title, compensation and benefits, as well as the Company’s personnel policies and procedures, may change from time to time, the “at will” nature of your employment may only be changed in an express written agreement signed by you and a duly authorized officer of the Company.
11.Tax Matters.
(a)Withholding. All forms of compensation referred to in this letter agreement are subject to reduction to reflect applicable withholding and payroll taxes and other deductions required by law.
(b)Section 409A. For purposes of Section 409A of the Code, each payment under Section 7 is hereby designated as a separate payment for purposes of Treas. Reg. §1.409A-2(b)(2). If the Company determines that you are a “specified employee” under Section 409A(a)(2)(B)(i) of the Code at the time of your Separation, then (i) any payments under this letter agreement, to the extent that they are not exempt from Section 409A of the Code (including by operation of the next following sentence) and otherwise subject to the taxes imposed under Section 409A(a)(1) of the Code (a “Deferred Payment”), will commence on the first business day following (A) the expiration of the six-month period measured from your Separation or (B) the date of your death and (ii) the installments that otherwise would have been paid prior to such date will be paid in a lump sum when such payments commence. Notwithstanding the foregoing, any amount paid under this letter agreement that either (1) satisfies the requirements of the “short-term deferral” rule set forth in Treas. Reg. §1.409A-1(b)(4); or (2) (A) qualifies as a payment made as a result of an involuntary separation from service pursuant to Treas. Reg. §1.409A-1(b)(9)(iii), and (B) does not exceed the Section 409A Limit will not constitute a Deferred Payment. Any reimbursements hereunder shall be made or provided in accordance with Section 409A of the Code, including but not limited to, the following provisions: (i) the amount of any expense reimbursement or in-kind benefit provided during a taxable year shall not affect any expenses eligible for reimbursement in any other taxable year; (ii) the reimbursement of the eligible expense shall be made no later than the last day of the Executive’s taxable year that immediately follows the taxable year in which the expense was incurred; and (iii) the right to any reimbursement shall not be subject to liquidation or exchange for another benefit or payment. The provisions of this letter agreement, including any bonuses paid under Section 3, are intended to comply with, or be exempt from, the requirements of Section 409A of the Code so that none of the payments and benefits to be provided under this letter agreement will be subject to the additional tax imposed under Section 409A of the Code, and any ambiguities herein will be interpreted to so comply or be exempt. You and the Company agree to work together in good faith to consider amendments to this letter agreement and to take such reasonable actions as are necessary, appropriate or desirable to avoid imposition of any additional tax or income recognition prior to actual payment to you under Section 409A of the Code. In no event will the Company reimburse you for any taxes that may be imposed on you as result of Section 409A of the Code.
(c)Tax Advice. You are encouraged to obtain your own tax advice regarding your compensation from the Company. You agree that the Company does not have a duty to design its compensation policies in a manner that minimizes your tax liabilities, and you will not make any claim against the Company or the Board related to tax liabilities arising from your compensation.
12.Interpretation, Amendment and Enforcement. This letter agreement constitutes the complete agreement between you and the Company, contains all of the terms of your employment with the Company and supersedes any prior agreements, representations or understandings (whether written, oral or implied) between you and the Company. This letter agreement may not be amended or modified, except by an express written agreement signed by both you and a duly authorized officer of the Company. The terms of this letter agreement and the resolution of any disputes as to the meaning, effect, performance or validity of this letter agreement or arising out of, related to, or in any way connected with, this letter agreement, your employment with the Company or any other relationship between you and the Company (the “Disputes”)

will be governed by California law, excluding laws relating to conflicts or choice of law. You and the Company submit to the exclusive personal jurisdiction of the federal and state courts located in San Diego in connection with any Dispute or any claim related to any Dispute.
13.Arbitration. Any controversy or claim arising out of this letter agreement and any and all claims relating to your employment with the Company will be settled by final and binding arbitration. The arbitration will take place in San Diego or, at your option, the County in which you primarily worked when the arbitrable dispute or claim first arose. The arbitration will be administered by the American Arbitration Association under its National Rules for the Resolution of Employment Disputes. Any award or finding will be confidential. You and the Company agree to provide one another with reasonable access to documents and witnesses in connection with the resolution of the dispute. You and the Company will share the costs of arbitration equally, except that the Company will bear the cost of the arbitrator’s fee and any other type of expense or cost that you would not be required to bear if you were to bring the dispute or claim in court. Each party will be responsible for its own attorneys’ fees, and the arbitrator may not award attorneys’ fees unless a statute or contract at issue specifically authorizes such an award. This Section 13 does not apply to claims for workers’ compensation benefits or unemployment insurance benefits. Injunctive relief and other provisional remedies will be available in accordance with Section 1281.8 of the California Code of Civil Procedure.
14.Background Check. This offer of employment is contingent upon a clearance of a background investigation and/or reference check undertaken by the Company in accordance with applicable law. You hereby agree that any and all information that you might provide to the Company or its agents regarding your background will be true and correct. Such investigation and reference check may include a consumer report, as defined by the Fair Credit Reporting Act (“FCRA”), 15 U.S.C. 1681a, and/or an investigative consumer report, as defined by FCRA, 15 U.S.C. 1681a, and California Civil Code 1786.2(c). This investigation may also include a consumer credit report, as defined by California Civil Code 1785.3(c), which is being requested because your position may involve the following: regular access to bank account information, Social Security Numbers, and date of birth of any one person; authorization to transfer money on behalf of the employer; regular access to funds totaling $10,000 or more of an employer, a customer, or client during the workday.
15.Attorneys’ Fees. The Company shall bear its own costs, attorneys’ fees, and other fees incurred in connection with the negotiation and preparation of this letter agreement and shall reimburse you up to $5,000 for all of your reasonable costs, attorneys’ fees and other fees incurred by you in connection with the negotiation and preparation of this letter agreement.
16.Definitions. The following terms have the meaning set forth below wherever they are used in this letter agreement:
“Average Closing Price” means the average closing sales price of the Stock as reported on the Nasdaq Global Market, for the ten consecutive trading days ending immediately prior to the Start Date.
“Board” means the Company’s Board of Directors.
“Cause” means (a) your unauthorized use or disclosure of the Company’s confidential information or trade secrets, (b) your breach of any agreement between you and the Company, (c) your material failure to comply with the Company’s written policies or rules that have been provided to you, (d) your conviction of, or your plea of “guilty” or “no contest” to, a felony under the laws of the United States or any State, (e) your gross negligence or willful misconduct in connection with your duties and responsibilities, (f) your willful continuing failure to perform assigned duties after receiving written notification of the failure from the Board or (g) your failure to cooperate in good faith with a governmental or internal investigation of the Company or its directors, officers or employees, if the Company has requested your cooperation. Cause for termination of your employment will exist only if the Company provides you with written notice of the circumstances giving rise to a for-Cause termination, which notice will specify in the case of circumstances arising under clauses (b), (c) or (f) that you have ten days to cure such circumstances, unless in the good faith determination of the Board the circumstances are not capable of being cured.
“Change in Control” means (a) any “person” (as such term is used in Sections 13(d) and 14(d) of the Exchange Act) becoming the “beneficial owner” (as defined in Rule 13d-3 of the Exchange Act), directly or indirectly, of securities of the Company representing more than fifty percent (50%) of the total voting power represented by the Company’s then-outstanding voting securities; (b) the consummation of the sale or disposition by the Company of all or substantially all of the Company’s assets; or (c) the consummation of a merger or consolidation of the Company with or into any other entity, other than a merger or consolidation which would result in the voting securities of the Company outstanding immediately prior thereto continuing to represent (either by remaining outstanding or by being converted into voting securities of the surviving entity or its parent) more than fifty percent (50%) of the total voting power represented by the voting securities of the Company or such surviving entity or its parent outstanding immediately after such merger or consolidation. A transaction will not constitute a Change in Control if its sole purpose is to change the state of the Company’s incorporation or to create a holding company that will be owned in substantially the same proportions by the persons who held the Company’s securities immediately before such transaction. A transaction shall not constitute a Change in Control unless such transaction also qualifies as an event under Treas. Reg. §1.409A-3(i)(5)(v) (change in the ownership of a corporation), Treas. Reg. §1.409A-3(i)(5)(vi) (change in the effective control of a corporation), or Treas. Reg. §1.409A-3(i)(5)(vii) (change in the ownership of a substantial portion of a corporation’s assets).
“COBRA” means the Consolidated Omnibus Budget Reconciliation Act.
“Code” means the Internal Revenue Code of 1986, as amended.
“Disability” means a permanent and total disability within the meaning of Section 22(e)(3) of the Code, as determined by the Board.
“Equity Awards” means (a) all shares of Stock; (b) all options and other rights to purchase shares of Stock; (c) all stock units, performance units or phantom shares whose value is measured by the value of shares of Stock; and (d) all stock appreciation rights whose value is measured by increases in the value of shares of Stock.
“Exchange Act” means the Securities Exchange Act of 1934, as amended.
“Involuntary Termination” means either a (a) Termination Without Cause or (b) Resignation for Good Reason.
“Resignation for Good Reason” means a Separation as a result of your resignation within 180 days after one of the following conditions initially has come into existence without your express written consent:
(a)A change in your position with the Company that materially reduces your level of authority or responsibility, relative to your authority or responsibilities as in effect immediately prior to such reduction, or the assignment to you of such reduced authority and responsibilities;
(b)A reduction in your Base Salary or Target Bonus level in effect immediately prior to such reduction (unless such reduction is in connection with a general across the board reduction in the compensation of the Company’s management team and in such case not to exceed 10%);
(c)A relocation to a facility or a location more than 50 miles from your then-present work location that increases your one-way commute; or
(d)A material breach by the Company of the terms set forth in this letter agreement.

A Resignation for Good Reason will not be deemed to have occurred unless (i) you give the Company written notice of the condition within ninety (90) days after the condition initially comes into existence, (ii) the Company fails to remedy the condition within thirty (30) days after receiving your written notice, and (iii) you terminate employment within 180 days from the date the condition initially comes into existence.
“Section 409A Limit” means the lesser of two times: (i) your annualized compensation based upon the annual rate of pay paid to you during the taxable year preceding your taxable year in which your termination of employment occurs, as determined under, and with such adjustments as are set forth in, Treas. Reg. §1.409A-1(b)(9)(iii)(A)(1) and any guidance issued with respect thereto or (ii) the maximum amount that may be taken into account under a qualified plan pursuant to Section 401(a)(17) of the Code for the year in which your employment is terminated.
“Separation” means a “separation from service,” as defined in the Treas. Reg. §1.409A-1(h).
“Stock” means the Common Stock of the Company.
“Termination Without Cause” means a Separation as a result of an involuntary discharge by the Company for reasons other than Cause, provided that you are willing and able to continue performing services within the meaning of Treas. Reg. §1.409A-1(n)(1).
We hope that you will accept our offer to join the Company. You may indicate your agreement with these terms and accept this offer by signing and dating both the enclosed duplicate original of this letter agreement and the enclosed Proprietary Information and Inventions Agreement and Code of Business Conduct and returning them to me. This offer, if not accepted, will expire at the close of business on May 18, 2015. As required by law, your employment with the Company is contingent upon your providing legal proof of your identity and authorization to work in the United States. We anticipate your employment to start no later than May 18, 2015.
Maxwell Technologies, Inc.
/s/ Franz Fink
By: Franz Fink
Title: President and Chief Executive Officer

I have read and accept this employment offer:
/s/ David Lyle
Signature of David Lyle